LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2017



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2017

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2017, and the related Statements of Operations and Accumulated Deficit and Cash Flows for the year then ended, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

114 Broad Street, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2017, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

December 3, 2018
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2017

ASSETS

Current asset		
Cash	$	11,060
Property and equipment, net of accumulated		
depreciation of $591,500		477,146
Total assets	$	488,206

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	43,389
Stockholders' loans, current portion		61,745
Total current liabilities		105,134
Long-term liabilities		
Stockholders' loans, net of current portion		13,000
Total liabilities		118,134
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
outstanding		1
Class B non-voting, no par value,		
400,000 shares authorized, 294,965 shares		
issued and outstanding		6,087,564
Accumulated deficit		(5,717,493)
Total stockholders' equity		370,072
Total liabilities and stockholders' equity	$	488,206

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2017

Operating expenses	
Bank and credit card fees	$ 883
Computer related expenses	6,758
Contractor expense	31,558
Deprecation expense	91,514
Dues and subscriptions	139
Employee benefits	50,106
Insurance	7,998
Materials and supplies	19,248
Office expense	5,454
Payroll taxes	30,664
Professional fees	24,574
Rent expense	21,744
Repairs and maintenance	915
Salaries and wages	366,462
Telephone and utilities	4,527
Travel	2,430
Total operating expenses	664,974
Other income (expense)	
Interest expense	(3,071)
Miscellaneous expense	(2,405)
Miscellaneous income	6,739
Total other income	1,263
Net loss before provision for income taxes	(663,711)
Provision for income taxes	800
Net loss	(664,511)
Accumulated deficit - beginning of year	(5,052,982)
Accumulated deficit - end of year	$ (5,717,493)

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2017

Cash flows from operating activities	
Net loss	$ (664,511)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Depreciation	91,514
Increase in accounts payable and accrued expenses	19,628
Total adjustments	111,142
Net cash used in operating activities	(553,369)
Cash flows from investing activities	
Purchases of property and equipment	(69,538)
Net cash used by investing activities	(69,538)
Cash flows from financing activities	
Proceeds from sale of capital stock	536,456
Proceeds from stockholders' loans	27,270
Net cash provided by financing activities	563,726
Decrease in cash	(59,181)
Cash - beginning of year	70,241
Cash - end of year	$ 11,060

See accompanying notes to the financial statements.

Note 1 -   Summary of significant accounting policies
Description of the company
Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a development-stage enterprise, researching and developing an economical, ecologically safe energy generation technology called Focus Fusion. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density and confinement time) the Company had so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2013.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years

6

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFusion, Inc.
Notes to the Financial Statements

Note 1 -   Summary of significant accounting policies (continued)
            Revenue recognition
            Revenue consists of donations received.

Note 2 -   Concentration of credit risk
            The Company maintains its cash in bank deposit accounts, which may at times, exceed
            federally insured limits. At September 30, 2017, the Company had no uninsured cash.

Note 3 -   Property and equipment
            Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Machinery and equipment		954,054
Total property and equipment		1,068,646
Less: accumulated depreciation		591,500
Property and equipment, net	$	477,146

            Depreciation expense for the year ended September 30, 2017 was $91,514.

Note 4 -   Patents
            The Company has been granted patents in the United States, Australia, Canada, and China,
            and has patent applications in India and the European Union.

Note 5 -   Stockholders' loans
            Stockholders' loans represent various loans from stockholders of the Company. Interest is
            accrued at rates from 0% to 5% per year. Terms for repayment vary from on demand to the
            long-term amount of $13,000 due December 1, 2018.

Note 6 -   Stock option plan
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time,
            to employees, officers, directors and consultants of the Company, options to purchase
            shares of the Company's common stock.

            Options are granted with an exercise price equal to the fair value of the Company's stock at
            the date of the grant; the options generally vest immediately. The exercise price for the
            options range from $60 to $125. The options generally have ten-year contractual terms.
            The fair value of each option award was the market price of the stock as determined
            arbitrarily by the management of the Company on the date of the issuance. During the year
            ended September 30, 2017, 300 options expired. At September 30, 2017 there were
            approximately 4,400 options outstanding.

Note 6 -   Stock option plan (continued)
            There was no compensation expense recorded for any of the options because management
            of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 7 -   Operating leases
            The Company leases space under a non-cancelable operating lease which expires January
            2022. Rent is paid monthly. Rent expense for the year ended September 30, 2017 was
            $21,744.

            The future minimum operating rental payments in excess of one year are as follows:

2018	$ 21,780
2019	22,360
2020	23,000
2021	23,660
2022	7,960

Note 8 -   Income taxes
            The provision for income taxes for the year ended September 30, 2017 is as follows:

Current state taxes	$ 800

            As of September 30, 2017, the Company has available a cumulative net operating loss
            carryforward of $5,774,655 which begins to expire in 2026 and a book to tax temporary
            difference of $203,300 arising from the recognition of accelerated depreciation for income
            tax purposes. Because of the more likely than not assessment that the deferred tax asset
            will not be used, an allowance equal to the amount of the deferred tax asset has been
            recorded.

Note 9 -   Supplemental disclosures of cash flow information
            Cash paid during the year ended September 30, 2017:

Interest	$ 557
Income taxes	$ 2,373

Note 10 -   Risks and uncertainties
            The Company's activities are subject to significant risks and uncertainties, including failing
            to secure additional funding to operationalize the Company's current technology before
            another company develops similar technology.

Note 11 -   Change in Accounting Standards
             ASU 2014-09: The Financial Accounting Standards Board (FASB) issued Accounting
             Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This ASU as
             modified by ASU 2015-14, changes the timing of recorded revenue for services performed.
             This ASU will be effective to the Company in the year ending September 30, 2020.
             Management has not completed its assessment of the impact of this change.

             ASU 2016-02: FASB issued ASU 2016-02, *Leases.* This ASU recognizes as a liability
             non-cancellable lease. The liability is offset by an amortizable asset called a right to use.
             This ASU will be effective to the Company in the year ending September 30, 2021.
             Management has not completed its assessment of the impact of this change.

Note 12 -   Subsequent events
             Subsequent to year-end, the Company has raised over $900,000 of capital funding.
             The European patent has been granted.

             Other than the item detailed above, the Company's management has determined that no
             other material events or transactions occurred subsequent to September 30, 2017 and
             through December 3, 2018, the date of the Company's financial statement issuance, which
             requires additional disclosure in the Company's financial statements.